2016 Report to Shareholders

With yet another year of impressive growth, successful gold production and accomplished milestones, we are pleased to present our 2016 Report to Shareholders.

Another record-breaking year

2015 presented another record-breaking year for B2Gold in terms of performance year-on-year. This, coupled with our ability to maintain low operating costs, steered the Company through a turbulent gold price environment. Even a weak gold market did not hamper our ability to yield solid and record quarterly consolidated gold production over the course of the year, and continue on the path to a dramatic increase in annual gold production.

For the full year 2015, we witnessed record annual consolidated gold production for the seventh consecutive year. We produced 493,265 ounces, representing a noteworthy 26% increase over the success that was achieved in 2014. This was further enhanced by record annual gold sales of 481,185 ounces, record annual consolidated gold revenue of $553.7 million, and a record cash flow from operating activities of $175.4 million (a 50% improvement in cash flow compared to 2014).

Even though our 2015 consolidated gold production was marginally (1%) below the lower end of our gold production guidance range for the year, this was balanced out by our low operating costs. Our consolidated cash operating costs ($616 per ounce) and all-in sustaining costs ($947 per ounce) were not only below the lower end of our guidance for the year ($630 per ounce to $660 per ounce, and $950 per ounce to $1,025 per ounce, respectively), but were also considerably below the previous year ($680 per ounce and $1,101 per ounce, respectively).

February 2015 saw early road construction and earthwork activities at what will be our fifth and flagship mine – Fekola, located in southwest Mali. Based on robust results from the Optimized Preliminary Feasibility Study (OFS) on June 11, 2015, our Fekola mine is forecasted to produce 350,000 ounces of gold annually at cash operating costs of $418 per ounce (years one through seven). For its 12.5 year life of mine (LOM), production is expected to average 276,000 ounces of gold annually at cash operating costs of $552 per ounce. Our Fekola project possesses all the characteristics of a robust and economic mine. This, coupled with highly promising exploration upside, positions our Fekola mine to be a front-runner in terms of our annual consolidated gold production. In the fourth quarter of 2015, full construction at our Fekola mine commenced on schedule.

A key highlight in the first quarter of 2015 was when our fourth mine, Otjikoto, located in Namibia, shifted gears from pouring its first gold bar in December 2014 to achieving full commercial production on February 28, 2015, one month ahead of schedule and on budget. Furthermore, and as anticipated, the expansion of the mill at our Otjikoto mine from 2.5 million tonnes per year to 3.0 million tonnes per year was completed on schedule and on budget in September 2015. With thanks to a successful ramp-up in production and increase in throughput, our Otjikoto mine was the primary driving force behind an upturn in gold production in 2015, performing well throughout the remainder of the year and boasting very attractive cash operating costs.

A key highlight and financial stepping stone in the first half of 2015 was on May 20, when we signed a credit agreement with a syndicate of international banks (HSBC, Bank of Nova Scotia, Société Générale and ING Bank N.V.) for a New Revolving Credit Facility (the “New RCF”), for an aggregate amount of $350 million. The New RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million at any time prior to the maturity date.

This bolstered our financial position and gave us access to a large portion of the funding required for the construction of our Fekola mine. By year-end 2015, we remained in a strong financial position with cash and cash equivalents of $85.1 million, working capital of $104.7 million, and an undrawn balance of $125 million on the New RCF. Subsequent to year-end, an additional $200 million in funding has been secured, in the form of gold presale contracts and equipment financing.

The numerous milestones achieved on or ahead of schedule in 2015, and our capacity to transform accretive development acquisitions into profitable producing mines are due to our strong operational performance. This is driven by an experienced executive management team and is underpinned by a skilled and dedicated crew at our mine sites. We have a long track record of utilizing our own technical experts and employees to oversee and conduct all aspects of our business including due diligence, exploration, permitting, environmental, construction, mining and production, and ultimately, reclamation. We believe that accountability is a crucial component of our success. Moreover, the longevity of our workforce means that we benefit from shared knowledge and experience for each of our mines, as we have seen in the construction of our Fekola mine, which is largely based on our Otjikoto mine.

We are proud of our accomplishments in 2015: not only did we take our Otjikoto mine into commercial production but we are well underway with the construction of our Fekola mine. Against a headwind of dwindling gold prices, we continued to grow, improved our performance year-on-year, and lowered our cash operating costs and all-in sustaining costs. In a gold price environment that reduced the profitability and stunted the growth of many mining companies, we view our progress in 2015 as a significant achievement.

While much of the gold investment community remained focused on gold producers with free cash flow in the weak gold market of 2015, we chose a different path. We decided that the best approach for B2Gold and our shareholders would be to defer short-term free cash flow and utilize cash flow from our operations and new funding to continue on our path of growth and low-cost production, by constructing our Fekola mine.

We recognize that favoring this bold growth strategy, over short-term cash flow, negatively affected our share price performance during 2015. We see the dramatic increase in our share price and market capitalization in the first quarter of 2016 as a signal that our strategy was, and remains, appropriate for B2Gold.

Going beyond compliance

Not only are we committed to delivering on promises pertaining to Company performance, but we excel on meeting and most notably, surpassing Corporate Social Responsibility (CSR) requirements. This is reflected in our sincerity and passion towards going beyond compliance, or namely, what is expected of us.

Today, operating as a true global entity, our CSR DNA manifests itself in the form of positive behavioral, livelihood and enduring socio-economic impacts across the main pillars of CSR - health, education, local business development and employment. This collectively defines our CSR approach across the four continents we operate in. We firmly believe that our responsible mining strategy has played an instrumental role in securing our success and industry reputation around the globe in 2015, and will continue to do so.

Outlook: The future is bright

In spite of the market challenges that 2015 presented, we soon regained our momentum by early 2016. Our creative and effective financing initiatives to fully fund the construction of our Fekola mine, was a key catalyst in a shift in market perception, and certainly set the tone for the rest of the first quarter.

Management’s ability to secure the final portion of funding for the construction of our Fekola mine on attractive terms and without equity dilution, in the form of gold prepaid sales and mining equipment facility, was undoubtedly, a great achievement. It is in fact the same syndicate of banks that host our RCF, which agreed to the $120 million in Gold Prepaid Sales Financing Arrangements. The other financing tactic to fund the evolution our Fekola mine was signed in March 2016. We entered into a Euro equivalent $81 million term Equipment Facility with Caterpillar, which will enable us to finance or refinance our mining fleet and other mining equipment.

Since the beginning of 2016, we have witnessed a steady climb in our share price, which has appreciated by approximately 93%. Clearly the market has responded well to our accomplishments so far this year. 2016 has already delivered solid consolidated gold production results, propelled by a very strong first quarter at our Masbate mine in the Philippines (which outshone the same period the previous year by 14% and exceeded budget by 16%).

Our success so far in the first quarter of 2016 paves the way for another promising year. We are confident that we will meet our consolidated gold production guidance of 510,000 to 550,000 ounces at cash operating costs of $560 to $595 per ounce, and all-in sustaining costs of $895 to $925 per ounce, in 2016.

In 2016, our experienced exploration team will continue to increase the value of our projects by making additional discoveries at, or near to, our mine sites. Further exploration work will be conducted this year, utilizing a budget of approximately $30 million. Our Fekola property and Kiaka project, in particular, show excellent exploration potential, which we intend to capitalize on.

With such encouraging growth and progress at our mines, we should not overlook two of our other assets, both of which are at Feasibility stage: our 49% / 51% joint venture with AngloGold Ashanti for the Gramalote project in Colombia, and our Kiaka project in Burkina Faso. Although both projects are important to us, at the moment, it is our Kiaka project that has caught our attention: excellent exploration results last year have unveiled a new, higher grade mineralized zone, located 40 km from the main Kiaka deposit, and inspired us to invest in further exploration for 2016. With further exploration drilling underway, this higher-grade zone has the potential to significantly improve the economics of our Kiaka project.

We are currently evaluating the sale of our 49% interest in the Gramalote project joint venture, as we prefer to build and operate our own mines.

With our construction team continuing to develop our Fekola mine on schedule and on budget in the first quarter of 2016, Fekola is making great strides to becoming our fifth operating mine by the end of 2017. Once our Fekola mine graduates to commercial production, we anticipate that our annual consolidated gold production will leap to a range of 800,000 to 850,000 ounces in 2018; growth that we consider to be unparalleled in the industry. With robust projected economics for our Masbate, Otjikoto and Fekola mines, collectively, this will continue to reduce our consolidated cash operating costs and all-in sustaining costs in 2018.

Thank you

We believe B2Gold is one of the fastest-growing intermediate gold producers in the world, and over the past nine years, has rapidly evolved into a profitable and growth-oriented, international gold mining company. Looking ahead, with our proven management and technical teams, strong financial position, low- cost structure and growth profile, in-house expertise, and strategy to further grow the Company via accretive acquisitions and exploration, we are confident that we can maintain our momentum.

It goes without saying that none of the above would have been possible without the sheer commitment and dedication of our devoted employees and contractors. We offer our utmost gratitude and appreciation to all those involved. We would also like to thank our Board of Directors for their continued support of management’s vision for B2Gold, and of course, our valued shareholders for their loyalty, who have persevered during what has been a challenging market.

Yours sincerely,

B2GOLD CORP.

“Robert Cross”	“Clive Johnson”

Robert Cross	Clive Johnson

Chairman	President & CEO